UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 29, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the following legal entity financial information for six months ended June 30th, 2022, which appears immediately following this page:

1.         UBS Group AG standalone financial information

2.         UBS Switzerland AG standalone interim financial statements

UBS Group AG standalone

Financial information for the six months ended 30 June 2022

Table of contents
UBS Group AG standalone
1	Income statement
1	Balance sheet
1	Basis of accounting

Appendix
2	Cautionary statement

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

Institutional, professional and retail investors are supported by UBS’s Investor Relations team.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

Global media and journalists are supported by UBS’s Media Relations team.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary’s office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside the US               +1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG standalone

Income statement
	USD m		CHF m
	Year-to-date		Year-to-date
	30.6.22	30.6.21	30.6.22	30.6.21
Dividend income from the investment in UBS AG	4,200	4,539	4,087	4,149
Other operating income	1,174	1,068	1,112	977
Operating income	5,374	5,607	5,199	5,126
Operating expenses	965	935	910	855
Operating profit / (loss) before tax	4,409	4,672	4,289	4,271
Tax expense / (benefit)	10	3	10	3
Net profit / (loss) for the period	4,399	4,668	4,280	4,267

Balance sheet
	USD m		CHF m
	30.6.22	31.12.21	30.6.22	31.12.21

Assets
Current assets	4,340	7,872	4,146	7,177
Non-current assets	103,576	97,576	98,948	88,957
of which: investment in UBS AG	40,889	40,889	39,062	37,277
Total assets	107,916	105,448	103,095	96,133

Liabilities
Short-term liabilities	3,591	6,578	3,431	5,997
Long-term liabilities	63,789	58,149	60,939	53,013
Total liabilities	67,380	64,727	64,370	59,010
of which: Deferred Contingent Capital Plan	1,459	1,614	1,394	1,472
of which: other deferred compensation plans	2,379	2,658	2,273	2,423

Equity
Share capital[1,2]	359	377	352	370
General reserve[2,3]	23,826	26,161	23,522	25,682
of which: statutory capital reserve	23,826	26,161	23,522	25,682
of which: capital contribution reserve	23,826	26,161	23,522	25,682
Voluntary earnings reserve[2,3]	16,360	14,146	14,776	11,153
Treasury shares[2]	(4,407)	(4,629)	(4,206)	(4,345)
of which: against capital contribution reserve	(1,389)	(1,242)	(1,314)	(1,145)
Net profit / (loss)	4,399	4,664	4,280	4,264
Equity attributable to shareholders	40,536	40,720	38,725	37,124
Total liabilities and equity	107,916	105,448	103,095	96,133

1 Refer to “Share information and earnings per share” in the “Capital management” section of the UBS Group second quarter 2022 report for information about UBS Group AG shares.    2 Reflects the cancellation of 177,787,273 shares, each with a nominal value of CHF 0.10, purchased under the 2021 share repurchase program as approved by shareholders at the Annual General Meeting held on 6 April 2022. Share capital has been reduced by the nominal value of the repurchased shares upon cancellation, i.e., USD 18m (CHF 18m). Following the requirements of Swiss tax law for Switzerland-domiciled companies with shares listed on a Swiss stock exchange, effective 1 January 2020, the capital contribution reserve and the voluntary earnings reserve were each reduced by 50% of the total capital reduction amount exceeding the nominal value upon cancellation of the repurchased shares, i.e., each by USD 1,502m (CHF 1,383m). Amounts disclosed in Swiss francs may differ from the purchase price of the shares due to the applied method of converting US dollars to Swiss francs for presentation purposes.   3 During the second quarter of 2022, as approved by the Annual General Meeting held on 6 April 2022, the payment of an ordinary cash dividend of USD 0.50 (gross) per dividend-bearing share, totaling USD 1,668m (CHF 1,553m), was made, half of it from the capital contribution reserve within the general reserve and the other half from total profit available for appropriation. The remaining amount of total profit available for appropriation (i.e., USD 3,830m from USD 4,664m respectively CHF 3,488m from CHF 4,264m) was appropriated to the voluntary earnings reserve.

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). More information about the accounting policies applied for the standalone financial statements of UBS Group AG is provided in Note 2 to the UBS Group AG standalone financial statements in the Annual Report 2021.

In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2021.

This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Group AG included in the Annual Report 2021.

UBS Group AG standalone                                                                                                                                                                                            1

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG standalone                                                                                                                                                                                            2

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

UBS Switzerland AG standalone

Interim financial statements for the six months ended 30 June 2022

Table of contents
UBS Switzerland AG standalone interim financial statements
1	Income statement
2	Balance sheet
3	Basis of accounting and items impacting comparability
3	Joint and several liability

Appendix
4	Cautionary statement

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

Institutional, professional and retail
investors are supported by UBS’s Investor
Relations team.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

Global media and journalists are supported
by UBS’s Media Relations team.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

© UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Switzerland AG standalone interim financial statements

Income statement
	Year-to-date
CHF m	30.6.22	30.6.21
Interest and discount income[1]	1,656	1,535
Interest and dividend income from trading portfolio	0	1
Interest and dividend income from financial investments	30	36
Interest expense[2]	(13)	(67)
Gross interest income	1,673	1,505
Credit loss (expense) / release	(46)	83
Net interest income	1,627	1,588
Fee and commission income from securities and investment business	1,929	1,893
Credit-related fees and commissions	111	95
Other fee and commission income	413	362
Fee and commission expense	(232)	(219)
Net fee and commission income	2,221	2,131
Net trading income	497	391
Net income from disposal of financial investments	1	1
Dividend income from investments in subsidiaries and other participations	13	14
Sundry ordinary income	94	105
Sundry ordinary expenses	(47)	(6)
Other income from ordinary activities	60	114
Total operating income	4,404	4,224
Personnel expenses	1,077	1,155
General and administrative expenses	1,661	1,649
Subtotal operating expenses	2,738	2,804
Depreciation and impairment of property, equipment and software	69	39
Changes in provisions for litigation, regulatory and similar matters, and other provisions	3	(1)
Total operating expenses	2,810	2,842
Operating profit	1,593	1,382
Tax expense / (benefit)	295	262
Net profit / (loss) for the period	1,298	1,121

1 Interest and discount income includes negative interest income on financial assets of CHF 32m and CHF 70m for the periods ended 30 June 2022 and 30 June 2021, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 215m and CHF 158m for the periods ended 30 June 2022 and 30 June 2021, respectively.

UBS Switzerland AG standalone                                                                                                                                                                                     1

Balance sheet
CHF m	30.6.22	31.12.21

Assets
Cash and balances at central banks	86,800	82,990
Due from banks	4,191	3,951
Receivables from securities financing transactions	2,551	4,958
Due from customers	53,883	54,997
Mortgage loans	162,407	159,569
Trading portfolio assets	1,747	1,833
Derivative financial instruments	2,093	1,901
Financial investments	7,794	9,030
Accrued income and prepaid expenses	254	236
Investments in subsidiaries and other participations	91	96
Property, equipment and software	915	699
Other assets	522	395
Total assets	323,248	320,656
of which: subordinated assets	1	0

Liabilities
Due to banks	36,335	30,628
of which: eligible as total loss-absorbing capacity	16,707	16,240
Payables from securities financing transactions	446	480
Due to customers	258,157	261,192
Trading portfolio liabilities	322	339
Derivative financial instruments	2,290	1,459
Loans from central mortgage institutions	8,772	8,624
Accrued expenses and deferred income	805	1,056
Other liabilities	1,767	1,872
Provisions	269	271
Total liabilities	309,164	305,919

Equity
Share capital	10	10
General reserve	11,354	11,354
of which: statutory capital reserve	11,354	11,354
of which: capital contribution reserve	11,354	11,354
Voluntary earnings reserve	1,423	921
Net profit / (loss) for the period	1,298	2,452
Total equity	14,084	14,736
Total liabilities and equity	323,248	320,656
of which: subordinated liabilities	16,723	16,254
of which: subject to mandatory conversion and / or debt waiver	16,723	16,254

Off-balance sheet items
Contingent liabilities, gross	9,988	10,706
Sub-participations	(771)	(1,101)
Contingent liabilities, net	9,217	9,605
of which: guarantees to third parties related to subsidiaries	17	16
of which: credit guarantees and similar instruments	4,194	3,886
of which: performance guarantees and similar instruments	2,515	2,448
of which: documentary credits	2,491	3,255
Irrevocable commitments, gross	16,653	17,444
Sub-participations	(2)	(3)
Irrevocable commitments, net	16,651	17,441
of which: loan commitments	15,755	16,545
of which: payment commitment related to deposit insurance	896	896
Forward starting transactions[1]	732	50
of which: reverse repurchase agreements	487	50
of which: repurchase agreements	245	0
Liabilities for calls on shares and other equity instruments	50	50
1 Cash to be paid in the future by either UBS or the counterparty.

UBS Switzerland AG standalone                                                                                                                                                                                     2

Basis of accounting

The UBS Switzerland AG standalone financial statements are prepared in accordance with the interim reporting requirements of Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 ”Accounting – banks” and the Banking Ordinance).

The accounting policies are principally the same as for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the UBS Group AG Annual Report 2021. Major differences between Swiss GAAP requirements and International Financial Reporting Standards are described in Note 35 to the consolidated financial statements of UBS Group AG. Further information about the accounting policies applied for the standalone financial statements of UBS Switzerland AG is provided in Note 2 to the UBS Switzerland AG standalone financial statements as of 31 December 2021.

In preparing the interim financial statements for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the annual standalone financial statements as of 31 December 2021.

The interim financial statements are unaudited and should be read in conjunction with the audited 2021 standalone financial statements of UBS Switzerland AG, available under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, i.e., 14 June 2015, which were transferred to UBS Switzerland AG.

Similarly, under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325bn of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 30 June 2022, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to approximately CHF 4bn, compared with CHF 5bn as of 31 December 2021. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. As of 30 June 2022, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposure arising under this joint and several liability.

UBS Switzerland AG standalone                                                                                                                                                                                     3

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2021 on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Switzerland AG standalone                                                                                                                                                                                     4

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:     /s/ Christopher Castello         _

Name: Christopher Castello

Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By:     /s/ Christopher Castello  _____

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

Date:  July 29, 2022